

Robert Steinman · 3rd in

KEYNO **KEYNO**

CEO at KEYNO

United States · 500+ connections · **Contact info**

Experience



Chief Executive Officer
KEYNO · Full-time
Apr 2019 – Present · 11 mos

Managing Partner
Capitol Development, LLC
Jan 2012 – Present · 8 yrs 2 mos
Miami/Fort Lauderdale Area

CEO
Capitol Supply
Dec 1983 – Jun 2019 · 35 yrs 7 mos

President & Chief Operating Officer
Tender Armor, LLC
Jan 2015 – Mar 2019 · 4 yrs 3 mos
Miami/Fort Lauderdale Area

CEO
CapSoft,LLC
2012 – Jan 2018 · 6 yrs

Education



Syracuse University
Master of Business Administration (MBA)
1981 – 1983



University of Florida
Bachelor of Engineering - BE, Materials Engineering
1977 – 1981

Recommendations

Received (0)   **Given (1)**

Lester F Diaz
Applications Architect

I have worked with Lester Diaz for over 5 years, he is one of the smartest and most talented software architects that I know. His

 October 2, 2019, Lester F
worked with Robert in the same
group

software designs are well organized, optimized for performance, written in the most functional & practical way, and are extremely fast. Lester is a team leader and always friendly. A t... **See more**

